SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TREE.COM, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 894675107

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,773,987

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,773,987

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 25.2%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Calculated based on 11,024,271 shares of Common Stock outstanding as of May 12, 2011, based on amounts disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

TREE.COM, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Tree.com, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.  Identity and Background

The text of Item 2 of the Liberty Schedule 13D is amended and supplemented by adding the following information thereto.

Schedule 1 attached hereto contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Schedule 1 is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On May 12, 2011, the Issuer entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Discover Bank, a wholly-owned subsidiary of Discover Financial Services, pursuant to which the Issuer will sell to Discover Bank substantially all of the operating assets of the Issuer’s Home Loan Center, Inc. subsidiary, which operates as Lending Tree Loans.  Under the terms of the Asset Purchase Agreement, Discover Bank has agreed to pay approximately $55.9 million in cash for the assets, subject to certain adjustments as described in the Asset Purchase Agreement.  $35.9 million is due upon the closing of the transaction and $10 million is due on each of the first and second anniversaries of the closing, subject to certain conditions as described in the Asset Purchase Agreement and related documents.

In connection with the execution of the Asset Purchase Agreement, Liberty USA Holdings, LLC, a subsidiary of Liberty that holds the shares of Common Stock beneficially owned by Liberty (“Liberty Holdings”), entered into a Voting and Support Agreement (the “Voting Agreement”) with Discover Bank.  The following summary of the material terms of the Voting Agreement does not purport to cover all of the provisions of the Voting Agreement and is qualified in its entirety by reference to the full text of the agreement, which has been filed as Exhibit 7(d) hereto, and is incorporated herein by reference.

The Voting Agreement provides, among other things, that Liberty Holdings will vote all of the shares of Common Stock beneficially owned by Liberty Holdings in favor of the transactions contemplated by the Asset Purchase Agreement at any meeting of the Issuer’s stockholders at which such matters are submitted for a vote of the Issuer’s stockholders (or pursuant to written consent); provided that if the board of directors of the Issuer has effected (and not withdrawn) a Permitted Change of Recommendation (as such term is defined in the Asset Purchase Agreement) in response to a Superior Proposal (as such term is defined in the Asset Purchase Agreement), then the foregoing obligation to vote the shares of Common Stock only applies to such number of shares of Common Stock that equals 12.5% of the total number of shares of Common Stock outstanding on the record date for such meeting (or action by written consent), and Liberty Holdings may vote the remaining shares of Common Stock in its sole discretion, as it determines.  In addition, Liberty Holdings has agreed to refrain from disposing of its shares of  Common Stock, except under limited circumstances, or from soliciting alternative acquisition proposals to the transactions contemplated by the Asset Purchase Agreement.  The Voting Agreement expires on the earlier to occur of the closing of the transactions contemplated by the Asset Purchase Agreement and the termination of the Asset Purchase Agreement.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and replaced in its entirety with the following:

(a) and (b)                      The Reporting Person has the sole power to vote or to direct the voting of 2,773,987 shares of Common Stock, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 25.2% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 11,024,271 as of May 12, 2011, based on amounts disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2011.

(c)                                                               Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)                                                              Not applicable.

(e)                                                               Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

7(d)                                                                           Form of Voting and Support Agreement, dated May 12, 2011, between Liberty USA Holdings, LLC and Discover Bank (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on May 16, 2011 and incorporated herein by reference).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President and
General Counsel

Dated: May 23, 2011

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)

Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(d)

Form of Voting and Support Agreement, dated May 12, 2011, between Liberty USA Holdings, LLC and Discover Bank (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on May 16, 2011 and incorporated herein by reference).